NEWPORT GOLD, INC.
1-336 Queen Street South
Mississauga, Ontario, Canada L5M 1M2

VIA EDGAR

August 30, 2011

Division of Corporation Finance
United States Securities and Exchange Commission
Attn: Anne Nguyen Parker, Branch Chief
100 F Street N.E.
Washington, D.C. 20549

Re:	Newport Gold, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form 10-12G
Filed August 11, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 22, 2011
File No. 0-52214

Ladies and Gentlemen:

We have reviewed the comments from your letter dated August 26, 2011 and have formulated responses as outlined below.  Concurrently with this letter, we are also filing the Company’s Amendment No. 3 to its Registration on Form 10-12G.  To aid your review of the filing, the responses below are numbered to correspond with the numbered paragraphs included in your letter.   References in this letter to “we”, “our” or “us” refer to the Company.

Amendment No. 2 to Form 10

Consolidated Statements of Operations, financial statements page 5

1.
In this filing and other future filings on Forms 10-K and 10-Q, please limit your presentation of earnings/(loss) per share to amounts rounded to the nearest penny.  Please do not present fractions of a penny (e.g., $0.001 should be rounded to $0.00).

RESPONSE:  We have revised our presentation in this filing of earnings/(loss) per share to amounts rounded to the nearest penny.  We will limit such presentation to amounts rounded to the nearest penny in future filings on Forms 10-K and 10-Q as well.

Consolidated Statements of Cash Flows, financial statements page 7

2.
It appears your consolidated statements of cash flows have been omitted from your amended filing.  Please amend your filing to include your consolidated statements of cash flows for all relevant periods.

RESPONSE:  We have included our consolidated statements of cash flows in this filing which was inadvertently omitted in the prior amendment.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Controls and Procedures, page 16

3.
We note you disclose there were no “material” changes in your internal control over financial reporting during the fiscal quarter that has materially affected or is likely to materially affect your internal controls over financial reporting.  Please note that Item 308(c) of Regulation S-K requires disclosure of any change that has had, or is likely to have, a material effect on your internal controls over financial reporting, regardless of the magnitude of the change.  Therefore, please confirm that you will modify your disclosure in future filings to address all changes in internal controls over financial reporting that meet the criteria of Item 308(c), regardless of the materiality of the change.

RESPONSE:   This will confirm that we modify our disclosure in future filings to address all changes in internal controls over financial reporting that meet the criteria of Item 308(c), regardless of the materiality of the change.

The Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter and we look forward to hearing from you.  Please direct any further questions or requests for clarification of matters addressed in this letter to the undersigned or to David M. Kaye, Esq. of Kaye Cooper Fiore Kay & Rosenberg, LLP, at (973) 443-0600 or by fax at (973) 443-0609.

Very truly yours,

NEWPORT GOLD, INC.

/s/ Derek Bartlett

Derek Bartlett
Chief Executive Officer